# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IREN Limited, CIK 0001878848
CUSIP: Q4982l109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Level 6, 55 Market Street, Sydney, NSW, Australia (C3), 2000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-22-005077
Filed by CIK 0001909308

## Reporting persons
- The Awassi Capital Trust #1: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 6,251,247; sole dispositive power 0; shared dispositive power 6,251,247; aggregate amount beneficially owned 6,251,247 (2.41% of the class)
- Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499): type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 6,251,247; sole dispositive power 0; shared dispositive power 6,251,247; aggregate amount beneficially owned 6,251,247 (2.41% of the class)
- William Gregory Roberts: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 6,251,247; sole dispositive power 0; shared dispositive power 6,251,247; aggregate amount beneficially owned 6,251,247 (2.41% of the class)

## Item 1. Issuer
Name of issuer: IREN Limited
Address of issuer's principal executive offices: Level 6, 55 Market Street Sydney, NSW C3 2000

## Item 2. Person Filing
Name of person filing:
The Awassi Capital Trust #1

Awassi Capital Holdings 1 Pty Ltd (CAN 629 820 499) ("Awassi Capital 1")

William Gregory Roberts
Address of principal business office or, if none, residence:
c/o IREN Limited
Level 6, 55 Market Street
Sydney, NSW 2000 Australia
Citizenship: Each of The Awassi Capital Trust #1 and Awassi Capital 1 is organized under the laws of Australia. Mr. Roberts is a citizen of Australia.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Awassi Capital Trust #1: 6,251,247
Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499): 6,251,247
William Gregory Roberts: 6,251,247
Percent of class:
The Awassi Capital Trust #1: 2.41%
Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499): 2.41%
William Gregory Roberts: 2.41%
Sole power to vote or to direct the vote:
The Awassi Capital Trust #1: 0
Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499): 0
William Gregory Roberts: 0
Shared power to vote or to direct the vote:
The Awassi Capital Trust #1: 6,251,247
Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499): 6,251,247
William Gregory Roberts: 6,251,247
Sole power to dispose or to direct the disposition:
The Awassi Capital Trust #1: 0
Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499): 0
William Gregory Roberts: 0
Shared power to dispose or to direct the disposition:
The Awassi Capital Trust #1: 6,251,247
Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499): 6,251,247
William Gregory Roberts: 6,251,247

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

## Signatures
- The Awassi Capital Trust #1: /s/ William Gregory Roberts, Director (07/03/2025)
- Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499): /s/ William Gregory Roberts, Director (07/03/2025)
- William Gregory Roberts: /s/ William Gregory Roberts, William Gregory Roberts (07/03/2025)